Exhibit 99.1

Results of Stellantis 2024 Annual General Meeting

AMSTERDAM, April 16, 2024 - Stellantis N.V. (“Stellantis”) announced today that all resolutions submitted to shareholders for approval at the Annual General Meeting of Shareholders (AGM), which was held in person and webcast live on the Stellantis website, were adopted, including the proposal to approve a EUR 4.7 billion dividend distribution on common shares.

The proposed distribution will result in a payment to holders of common shares of EUR 1.55 per outstanding common share. Holders of common shares traded on the NYSE will receive USD 1.651680 per common share based on the USD/EUR foreign exchange reference rate reported by the European Central Bank on April 15, 2024. The distribution will be paid out of the profits reported in the 2023 Annual Accounts. The expected schedule for the common shares listed on the New York Stock Exchange, Euronext Paris and Euronext Milan will be as follows: (i) ex-date April 22, 2024, (ii) record date April 23, 2024 and (iii) payment date May 3, 2024.

In addition, the AGM appointed Ms. Claudia Parzani as a non-executive director. The advisory vote on the 2023 Remuneration Report was 70.2% positive.

Details of the resolutions submitted to the AGM are available on the Company’s corporate website (www.stellantis.com).

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is one of the world’s leading automakers aiming to provide clean, safe and affordable freedom of mobility to all. It’s best known for its unique portfolio of iconic and innovative brands including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Stellantis is executing its Dare Forward 2030, a bold strategic plan that paves the way to achieve the ambitious target of becoming a carbon net zero mobility tech company by 2038, with single-digit percentage compensation of the remaining emissions, while creating added value for all stakeholders. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
communications@stellantis.com
www.stellantis.com